EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Pfizer Inc.:

We consent to the use of our reports dated February 24, 2005, with respect to the consolidated balance sheets of Pfizer Inc. and Subsidiary Companies as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the porspectus.

KPMG, LLP

New York, New York
March 1, 2005